UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION PURSUANT TO SECTION 8(F)

OF THE INVESTMENT COMPANY OF 1940 (“ACT”)

AND RULE 8F-1 THEREUNDER FOR ORDER DECLARING THAT

COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐ Merger

☒ Liquidation

☐ Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐ Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Carlyle Select Trust.

3.	Securities and Exchange Commission File No.: 811-22928

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

	☒ Initial Application	☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

520 Madison Avenue, 38th Floor, New York, New York 10022.

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Orit Mizrachi, Carlyle Select Trust 520 Madison Avenue, 38th Floor New York, NY 10022 212-813-4508

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Carlyle GMS Investment Management L.L.C., 520 Madison Avenue, 38th Floor, New York, New York 10022 (records relating to its functions as investment advisor)

Contact: Orit Mizrachi, 212-813-4508

Carlyle Select Trust Administration L.L.C., 520 Madison Avenue, 38th Floor, New York, New York 10022 (records relating to its functions as administrator)

Contact: Orit Mizrachi, 212-813-4508

Vermillion Asset Management, LLC, 520 Madison Avenue, 38th Floor, New York, New York 10022 (records relating to its functions as investment sub-adviser to the Carlyle Enhanced Commodity Real Return Fund)

Contact: Christopher Zuech, 212-683-8816

Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101 (records relating to its functions as distributor)

Contact: Mark Fairbanks, 207-553-7112

State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111 (records relating to its functions as custodian, accountant, sub-administrator, transfer agent, distribution paying agent and registrar)

Contact: Brett Fernquist, 617-662-7484

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	☒ Open-end	☐ Closed-end

10.	State law under which the fund was organized or formed (e.g ., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser:

Carlyle GMS Investment Management L.L.C.

520 Madison Avenue, 38th Floor

New York, NY 10022

Sub-adviser to the Carlyle Enhanced Commodity Real Return Fund:

Vermillion Asset Management, LLC

520 Madison Avenue, 38th Floor

New York, NY 10022

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Foreside Fund Services, LLC Three Canal Plaza, Suite 100 Portland, Maine 04101

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es): Not applicable

(b) Trustee’s name(s) and address(es): Not applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

	☐ Yes	☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

	☒ Yes	☐ No

If Yes, state the date on which the board vote took place: On April 17, 2015, the Board of Trustees approved resolutions authorizing the liquidation of the Carlyle Select Trust and its series, Carlyle Enhanced Commodity Real Return Fund and Carlyle Core Allocation Fund.

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

	☐ Yes	☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain: The Board of Trustees has authority, pursuant to the Trust’s Amended and Restated Agreement and Declaration of Trust, to liquidate by a vote of the Board of Trustees, and shareholder approval is not required by Delaware law. Notice of the decision of the Board of Trustees to liquidate the Funds was mailed to shareholders of the Funds on or about April 17, 2015.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

	☒ Yes	☐ No

(a) If Yes, list the date(s) on which the fund made those distributions:

May 18, 2015

(b) Were the distributions made on the basis of net assets?

	☒ Yes	☐ No

(c) Were the distributions made pro rata based on share ownership?

	☒ Yes	☐ No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only: Were any distributions to shareholders made in kind?

	☐ Yes	☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

Not applicable.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

	☒ Yes	☐ No

If No, (a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

	☐ Yes	☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

	☐ Yes	☒ No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

	☐ Yes	☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

	☐ Yes	☒ No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $8,724

(ii)	Accounting expenses: $19,167

(iii)	Other expenses (list and identify separately): FINRA termination fees: $400

(iv)	Total expenses (sum of lines (i)-(iii) above): $28,291

(b) How were those expenses allocated? Directly.

(c) Who paid those expenses? Carlyle GMS Investment Management L.L.C., the Funds’ investment adviser assumed all of the expenses (except for accounting expenses) in connection with the liquidation. Carlyle Select Trust Administration L.L.C., the Funds’ administrator and an affiliate of the investment adviser, assumed all of the accounting expenses in connection with the liquidation.

(d) How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

	☐ Yes		☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

	☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: Not applicable

(b) State the Investment Company Act file number of the fund surviving the Merger: 811-

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Carlyle Select Trust, (ii) he is the Secretary of Carlyle Select Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

(Signature)

/s/ Matthew Cottrell
Matthew Cottrell